                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*


                               AHL SERVICES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock ($.01 par value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  001296 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Mr. Graeme P. Denison
                           Caledonia Investments plc
                                  Cayzer House
                              1 Thomas More Street
                                 London E1 9AR
                                44-0171-481-4343
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 2, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [__].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 13 Pages

                                 SCHEDULE 13D


-----------------------                                  ---------------------
  CUSIP NO. 001296 10 2                                    PAGE 2 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Caledonia Investments (Bermuda) Limited
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

-------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      WC
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                            [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Bermuda
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    -0-
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    850,000

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    -0-
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10    850,000

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      850,000
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      (See Instructions)                                            [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.8%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO

------------------------------------------------------------------------------
                     SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


-----------------------                                  ---------------------
  CUSIP NO. 001296 10 2                                    PAGE 3 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Caledonia Industrial & Services Limited
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

-------------------------------------------------------------------------------
 4    SOURCE OF FUNDS
      Not Applicable

------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                            [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    -0-
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    850,000

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    -0-
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10    850,000

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      850,000
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                            [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.8%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO

------------------------------------------------------------------------------
                     SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


-----------------------                                  ---------------------
  CUSIP NO. 001296 10 2                                    PAGE 4 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Caledonia Investments plc
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

-------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      Not Applicable
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                            [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    -0-
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    850,000

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    -0-
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10    850,000

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      850,000
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      (See Instructions)                                            [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.8%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO

------------------------------------------------------------------------------
                     SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


-----------------------                                  ---------------------
  CUSIP NO. 001296 10 2                                    PAGE 5 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Cayzer Trust Company Limited
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

-------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      Not Applicable
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                            [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    -0-
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    850,000

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    -0-
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10    850,000

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      850,000
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      (See Instructions)                                            [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.8%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO

------------------------------------------------------------------------------
                     SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


-----------------------                                  ---------------------
  CUSIP NO. 001296 10 2                                    PAGE 6 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Sterling Industries PLC
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

-------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      Not Applicable
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                            [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    -0-
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    850,000

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    -0-
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10    850,000

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      850,000
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      (See Instructions)                                            [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.8%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO

------------------------------------------------------------------------------
                     SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

                                   UNDER THE

                        SECURITIES EXCHANGE ACT OF 1934


ITEM 1.   SECURITY AND ISSUER.

     This Statement relates to the Common Stock ($.01 par value) ("Common Stock") of AHL Services, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 3353 Peachtree Road NE, Suite 1120, North Tower, Atlanta, GA 30326.


ITEM 2.   IDENTITY AND BACKGROUND.

     The persons filing this Statement (the "Reporting Persons"), the persons enumerated in Instruction C of Schedule 13D (the "Additional Persons") and, where applicable, their respective places of organization, directors, executive officers and controlling persons, and the information in respect of such persons, are as follows:

     (a) This Statement is filed by (i) Caledonia Investments (Bermuda) Limited ("Cal Bermuda") as the direct beneficial owner of the Stock; (ii) Caledonia Industrial & Services Limited ("CIS"), as the holder of all of the outstanding capital stocks of Cal Bermuda; by virtue of its direct holding of all of the outstanding stock of CIS and its consequent indirect holding of all the outstanding stock of Cal Bermuda, by Caledonia Investments plc ("Caledonia"); by virtue of their respective direct holdings of the securities of Caledonia and their consequent indirect holdings of the stock of CIS and Cal Bermuda, by The Cayzer Trust Company Ltd. ("Cayzer Trust") and Sterling Industries PLC ("Sterling") (collectively, the "Reporting Persons").

     Cal Bermuda is the registered and direct beneficial holder of approximately 7.8% of the outstanding common stock of the Issuer. CIS is the holder of all of the outstanding stock of Cal Bermuda. Caledonia is the holder of all of the outstanding common stock of CIS. Cayzer Trust holds 27.1% of the outstanding common stock of Caledonia and 44.9% of the outstanding common stock of Sterling. Sterling holds 9.7% of the outstanding common stock of Caledonia. CIS, in turn, holds 27.2% of the outstanding common stock of Sterling. Together, Cayzer Trust and Sterling may be deemed to control Caledonia and, hence, CIS and Cal Bermuda. Cayzer Trust and Sterling disclaim beneficial ownership of Cal Bermuda, Caledonia or CIS.

     (b) The principal business address of Cal Bermuda is Cedar House, 42 Cedar Avenue, Hamilton HM12, Bermuda. The principal business address of each other Reporting Person (other than Sterling) is Cayzer House, 1 Thomas More Street, London, England E1 9AR. The principal business address of Sterling is Sterling House, Crewkerne, Somerset, England TA18 8LL. The addresses of the officers and directors of the Reporting Persons are set forth on Schedule A hereto and incorporated herein by reference.

     Cal Bermuda is an investment holding company.

     CIS is an investment holding company.

     Caledonia is a diversified trading and investment company.

     Cayzer Trust is an investment holding company.

     Sterling is an engineering company.

     (c) Certain additional information about the officers and directors of the Reporting Persons is set forth on Schedule A hereto and incorporated herein by reference.

     (d) During the last five years, neither any Reporting Person nor, to any Reporting Person's knowledge, any of the Additional Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                              Page 7 of 13 Pages

     (e) During the last five years, neither any Reporting Person nor to any Reporting Persons' knowledge, any of the Additional Persons, were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or laws or finding any violation with respect to such laws.

     (f) Each Reporting Person (other than Cal Bermuda) is a corporation organized under the laws of England. Cal Bermuda is a corporation organized under the laws of Bermuda. Each of the Additional Persons is a citizen of Great Britain, except for T. Amissah-Furbert and A. S. Morris who are citizens of Ghana and Bermuda, respectively.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     All the Common Stock was acquired by Cal Bermuda directly from the Issuer on April 2, 1997 upon delivery of shares in the initial public offering of the Issuer utilizing existing cash resources of Cal Bermuda.


ITEM 4.   PURPOSE OF TRANSACTION.

     The purpose of the acquisition of the Common Stock by Cal Bermuda is to acquire an equity interest in the Issuer for investment purposes. Any Reporting Person may, from time to time, increase, reduce or dispose of its investment in the Issuer, depending on general economic conditions, economic conditions in the markets in which the Issuer operates, the market price of the Common Stock of the Issuer, the availability of funds, borrowing costs, other opportunities available to the Reporting Person, the strategic value of the investment to the Reporting Person and other considerations.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Cal Bermuda is the direct beneficial owner of the following shares of Common Stock:

                                    850,000

     This holding represents 7.8% of the total of 10,853,430, the amount currently outstanding according to the Registration Statement of the Issuer on Form S-1 filed under Number 333-20315. By virtue of the relationships described in Item 2, the other Reporting Persons may be deemed to share indirect beneficial ownership of the shares of Common Stock owned directly by Cal Bermuda. Cayzer Trust and Sterling disclaim all such beneficial ownership.

     (b) Cal Bermuda has the direct power to vote and direct the disposition of the shares of Common Stock owned by it.

     (c) There have been no transactions in shares of common stock by any Reporting Person.

     (d) Cal Bermuda has the right to receive and the power to direct receipt of dividends from the sale of, shares of Common Stock held by it.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          None.

                              Page 8 of 13 Pages

                                   SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

April 29, 1997                CALEDONIA INVESTMENTS (BERMUDA) LIMITED


                              By:    /s/ SIR DAVID KINLOCH
                                     --------------------------------------
                              Name:  Sir David Kinloch
                                     --------------------------------------
                              Title: Director
                                     --------------------------------------

April 28, 1997                CALEDONIA INDUSTRIAL & SERVICES LIMITED


                              By:    /s/ G.P. DENISON
                                     --------------------------------------
                              Name:  G.P. Denison
                                     --------------------------------------
                              Title: Company Secretary
                                     --------------------------------------

April 28, 1997                CALEDONIA INVESTMENTS PLC


                              By:    /s/ G.P. DENISON
                                     --------------------------------------
                              Name:  G.P. Denison
                                     --------------------------------------
                              Title: Company Secretary
                                     --------------------------------------

April 28, 1997                THE CAYZER TRUST COMPANY LIMITED


                              By:    /s/ J.I. MEHRTENS
                                     --------------------------------------
                              Name:  J.I. Mehrtens
                                     --------------------------------------
                              Title: Director
                                     --------------------------------------

April 28, 1997                STERLING INDUSTRIES PLC

                              By:    /s/ J.H. CARTWRIGHT
                                     --------------------------------------
                              Name:  J.H. Cartwright
                                     --------------------------------------
                              Title: Director
                                     --------------------------------------

                              Page 9 of 13 Pages

                                   SCHEDULE A
                                TO SCHEDULE 13D



(i)  DIRECTORS AND EXECUTIVE OFFICERS OF CALEDONIA INVESTMENTS (BERMUDA) LIMITED


     (A)  NAME         (B)  RESIDENCE             (C)  PRINCIPAL        (D)     CITIZENSHIP
                                                      OCCUPATION
P. Bubenzer            Cedar House                     Lawyer                    British
                       41 Cedar Avenue
                       Hamilton HM 12
                       Bermuda

M.J. Spurling          2217 Jardine House              Lawyer                    British
                       1 Connaught Place
                       Central
                       Hong Kong

Sir David Kinloch      29 Walpole Street               Deputy Chief Executive    British
                       London, SW3 4QS                 Caledonia Investments plc
                       England

M. Thornhill           9, Kellett View                 Lawyer                    British
                       65-69 Mt. Kellett Road
                       The Peak
                       Hong Kong

J.M. Keyes             Cedar House                     Lawyer                    British
                       41 Cedar Avenue
                       Hamilton HM 12
                       Bermuda

T. Amissah-            Cedar House                     Lawyer                    Ghanaian
 Furbert               41 Cedar Avenue
                       Hamilton HM 12
                       Bermuda

A.S. Morris            Cedar House                     Lawyer                    Bermudan
                       41 Cedar Avenue
                       Hamilton HM 12
                       Bermuda

Mrs. R. Johnson        Cedar House                     Company Secretary         British
                       41 Cedar Avenue
                       Hamilton HM 12
                       Bermuda


(ii) DIRECTORS AND EXECUTIVE OFFICERS OF CALEDONIA INDUSTRIAL & SERVICES LIMITED


(A)  NAME              (B)  RESIDENCE               (C)  PRINCIPAL        (D) CITIZENSHIP
                                                         OCCUPATION

P N Buckley            6 Albert Place                  Chairman &                British
                       London, W8 5PD                  Chief Executive,
                       England                         Caledonia Investments plc


                              Page 10 of 13 Pages


(A) NAME              (B) RESIDENCE                (C) PRINCIAPAL                  (D) CITIZENSHIP
                                                       OCCUPATION
J H Cartwright        Rectory Meadow               Finance Director,               British
                      Hawthorn Place               Caledonia Investments plc
                      Penn,
                      Buckinghamshire
                      HP10 8EH, England

Hon C W Cayzer        Finstock Manor               Executive                       British
                      Finstock                     Director,
                      Oxfordshire, OX73DG          Caledonia Investments plc
                      England

G P Denison           16 Highfield Road            Company                         British
                      Hertford                     Secretary,
                      Hertfordshire                Caledonia Investments plc
                      SG13 8BH
                      England

Sir David Kinloch                                  (see above)

M G Wyatt             Pippin Park                  Deputy                          British
                      Lidgate, Newmarket           Chairman,
                      Suffolk, CB8 9PP             Caledonia Investments plc
                      England

(iii)     DIRECTORS AND OFFICERS OF THE CAYZER TRUST COMPANY LIMITED

(A) NAME              (B) RESIDENCE            (C) PRINCIAPAL                      (D) CITIZENSHIP
                                                   OCCUPATION

G A Adkin             Marsh Farm Cottage           Retired                         British
                      Mapperton, Beaminster
                      Dorset DT8 3NP, England

P N Buckley                                        (see above)

Lord Cayzer           The Grove                    President                       British
                      Walsham-le-Willows           Caledonia Investments plc
                      Suffolk, England

Hon C W Cayzer                                     (see above)

Sir James             Kinpurnie Castle, Newtyle,   Landowner                       British
Cayzer                Angus, Scotland

The Hon.              Tangley House, Andover       None                            British
Mrs. N. Colvin        Hampshire SP11 OSH,
                      England

J I Mehrtens          51 Oxenden Wood Road,        Company Secretary of            British
                      Chelsfield Park,             The Cayzer Trust
                      Orpington,                   Company Limited
                      Kent BR6 6HP, England

M G Wyatt                                          (see above)


                              Page 11 of 13 Pages

(iv) DIRECTORS AND EXECUTIVE OFFICERS OF CALEDONIA INVESTMENTS PLC:


(A) NAME               (B) RESIDENCE            (C) PRINCIAPAL          (D) CITIZENSHIP
                                                    OCCUPATION
P N Buckley                                     (see above)

J Burnett-Stuart       Ardmeallie House         Retired                 British
                       Huntley,
                       Aberdeenshire,
                       AB54 5RS, Scotland

J H Cartwright                                  (see above)

Lord Cayzer                                     (see above)

N K Cayzer             Thriepley House          Chairman,               British
                       Lundie, Dundee           Oriel Group plc
                       Scotland                 145-149 Borough
                                                High Street
                                                London,
                                                SE1 1NP
                                                England

Hon C W                                         (see above)
Cayzer

G P Denison                                     (see above)

Sir David                                       (see above)
Kinloch

J R H Loudon           Olantigh                 Finance Director,       British
                       Wye                      Blue Circle
                       Ashford                  Industries PLC
                       Kent, England TN25 5EW   84 Eccleston
                                                Square
                                                London,
                                                SW1V 1PX
                                                England

M G Wyatt                                       (see above)

(v)  DIRECTORS AND OFFICERS OF STERLING INDUSTRIES PLC:

(A) NAME               (B) RESIDENCE            (C) PRINCIAPAL          (D) CITIZENSHIP
                                                    OCCUPATION

D Blunn                The Barn, Park Farm,     Finance Director of     British
                       Marston Magna, Somerset  Sterling Industries PLC
                       TA22 8AX, England

P N Buckley                                     (see above)

J H Cartwright                                  (see above)

                              Page 12 of 13 Pages



(A) NAME               (B) RESIDENCE               (C) PRINCIAPAL           (D) CITIZENSHIP
                                                       OCCUPATION
H W Denman             The Penthouse,                  Retired                 British
                       Old Avenue,
                       St. Georges Hill, Weybridge
                       Surrey, KT13 0QB, England

D Diggins              Fairgarden, Unity Lane          Chief Executive of      British
                       Misterton, Crewkerne            Sterling Industries PLC
                       Somerset TA18 5NA,
                       England

Sir David                                              (see above)
Kinloch

M G Wyatt                                              (see above)


                              Page 13 of 13 Pages